FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

STET HELLAS TELECOMMUNICATIONS S.A.
(*Registrant's name*)

66 Kifissias Ave.
15125 Maroussi
Athens
Greece
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 MARCH 2002

STET HELLAS TELECOMMUNICATIONS S.A.

By: ______________________

Name: Nikolaos Varsakis

Title: Managing Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

4

STET Hellas Telecommunications SA

STET HELLAS ANNOUNCES ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

NEWS FOR INVESTORS

ATHENS, March 20, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the Ordinary General Assembly of the company's shareholders will take place on Thursday, April 11, 2002, at 17.00 at the company offices in Maroussi (Kifissias Avenue no. 66).

In accordance with the law and the statute of the company, the Board of Directors invites the shareholders of the Societe Anonyme under the corporate name STET HELLAS TELECOMMUNICATIONS S.A. to the Ordinary General Assembly to discuss and resolve on the following issues of the agenda:

AGENDA

1. Approval of the balance sheet and consolidated balance sheet for the financial period ended 31.12.2001 together with the reports relating thereto as prepared by the Board of Directors and the auditors.
2. Approval of the proposal of the Board of Directors for the distribution of the Company's profit for the financial year ended December 31, 2001.
3. Exemption of the Board of Directors members and of the auditors from any liability for the corporate operations for the financial period ended on 31.12.2001.
4. Appointment of ordinary and deputy auditors for the year 2002.
5. Approval of compensation to the Board of Directors members.

The shareholders who wish to participate in the annual Ordinary General Assembly have to deposit their shares in the company or to the Deposit and Loans Fund or to any other Bank in Greece and submit the relevant certificates of deposit, as well as any documents of representation, at the company offices, at least five (5) days before the meeting of the Ordinary General Assembly.

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/ir

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.1 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's shareholders include TIM International NV of the Telecom Italia Group (NYSE: TI) and Verizon Communications (NYSE: VZ), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.